Exhibit 99.2

PRESS RELEASE

Sanofi Appoints Alan Main to Executive Committee and Executive Vice President, Consumer HealthCare

Paris, France - September 30, 2016 - Sanofi today announced the appointment of Alan Main as Executive Vice President Consumer HealthCare, effective October 1st, 2016. Mr. Main will be a member of the Executive Committee and lead a newly created Consumer Healthcare global business unit.

Mr. Main, who most recently served as Global President, Bayer Medical Care, will be responsible for building and maintaining Sanofi’s leading position in Consumer HealthCare (CHC). This includes the expected integration of Boehringer Ingelheim business into Sanofi, given that the combined business will have a wider portfolio of brands to serve Sanofi’s consumers on a more global basis. With this deal, Sanofi is meeting one of the key strategic goals of its roadmap 2020, namely to become a leader in consumer healthcare and a leading diversified global human healthcare company. The closing of the transaction is expected by year-end 2016.

“Alan brings with him extensive experience in consumer health, and I am confident in his ability to shape the future of our Sanofi CHC business,” said Olivier Brandicourt, Chief Executive Officer, Sanofi. “Alan’s deep knowledge of the non-prescription medicines market and his understanding of the targeted approach towards patients and customers will allow him to contribute significantly to the overall Company strategy and make him a valuable addition to Sanofi and the Executive Committee.”

Mr. Main, a British national from Scotland, has more than 30 years of marketing and general management experience in the Consumer Health and Medical Device fields, beginning with Stafford Miller/Block Drug (now part of GSK), before joining Merrell Dow (now Sanofi), then London Rubber Company. In 1992, he joined Roche Consumer Health and held increasingly senior roles namely in the UK, South Africa and Asia Pacific. Following Bayer’s acquisition of the Roche Consumer Health in 2004, Mr. Main continued to hold key operational roles, including Region Head for Asia Pacific and Europe. In 2010 he transferred to the medical device business of Bayer as Global President for Bayer Medical Care.

Mr. Main holds a BA in International Marketing from Thames Polytechnic in London, and has completed various executive and leadership development programs at London, Harvard and Columbia Business Schools, as well as INSEAD (Asia).

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”,

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“anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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